Delisting Determination,The Nasdaq Stock Market, LLC,
September 20, 2010, First State Bancorporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of First State Bancorporation
(the Company), effective at the opening of the trading session on September 30, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The Company was notified of the Staffs determination on June 15, 2010.
The Company appealed the determination to the Hearing
Panel. Upon review of the information provided by the Company, the Panel issed a decision dated July 26, 2010, notifying the Company that trading in the Companys securities would be suspended on July 28, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 9, 2010.